PRESS RELEASE

Banro Announces Meetings of Creditors and Claims Procedures

Toronto, Ontario, February 1, 2018 – Banro Corporation (“Banro”) and its Barbados based subsidiaries (collectively, the “Companies”) announced today their consolidated plan of compromise and reorganization (the “Plan”) has been accepted for filing by the Ontario Superior Court of Justice (Commercial List) (the “Court”) in connection with the Companies’ restructuring proceedings under the Companies' Creditors Arrangement Act (the “CCAA”). This filing marks a major milestone in the Court-supervised restructuring process under the CCAA to restructure the Companies’ business.

In connection with filing of the Plan, the Court has also granted orders (i) authorizing meetings of creditors of the Companies to be held on March 9, 2018 to consider approval of the Plan (the “Meeting Order”); and (ii) establishing a claims procedure to determine certain claims against the Companies that are to be affected by the Plan and to identify and determine all claims against the directors and officers of the Companies (the “Claims Procedure Order”). As described below, claims against the directors and officers of the Companies must be filed and received by the Monitor by no later than 5:00 pm Toronto time on March 6, 2018

FTI Consulting Canada Inc. is overseeing the Companies’ CCAA proceedings as the court-appointed Monitor. Terms not otherwise defined herein have the meanings provided for in the Plan which is available on the Monitor’s website at http://cfcanada.fticonsulting.com/banro/.

THE PLAN

The Companies will proceed with the Plan if no superior transaction is identified and implemented under the previously announced sale and investment solicitation process (the “SISP”) which was approved by the Court on January 18, 2018. The SISP process is currently underway.

The Plan provides for (i) the exchange of certain parity lien debt for all of the equity of restructured Banro (subject to dilution on account of certain equity warrants to be issued in connection with the Plan and associated transactions) (“Newco”); (ii) the compromise of certain unsecured claims at Banro for nominal consideration; and (iii) the cancellation all existing equity of Banro and any and all equity related claims. In addition, concurrent with the implementation of the Plan, amendments to certain priority lien debt and streaming obligations held by Baiyin International Investment Ltd and Gramercy Funds Management LLC or related parties of those entities, including deferrals or partial forgiveness of certain obligations owing thereunder, will continue in effect conditional upon the implementation of the Plan.

The Plan is intended to restructure the Companies’ business to preserve its mining assets and permit the Companies to continue normal operations in the Democratic Republic of the Congo (the “DRC”).

The above description is a summary only and is subject to final provisions of the Plan.

CREDITORS’ MEETINGS

Voting by Affected Creditors

The Plan contemplates two classes of creditors (collectively, the “Affected Creditors”), a class of secured creditors (the “Affected Secured Creditors”) and a class of certain unsecured creditors (the “Affected Banro Unsecured Class”). Affected Secured Creditors’ votes will be counted in both the Affected Secured Creditors’ class and, with respect to their deficiency claims (being 25% of their affected secured claims), in the Affected Banro Unsecured Class.

The Court has ordered a meeting of Affected Secured Creditors and a meeting of Affected Banro Unsecured Creditors to take place on March 9, 2018 at 1:30 p.m. and 1:45 p.m. (Toronto time) (together, the “Creditors’ Meetings”), respectively, at the offices of the Monitor’s counsel, McMillan LLP, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3. The purpose of the Creditors’ Meetings will be to consider and, if deemed advisable, to pass, with or without variation, resolutions approving the Plan.

To become effective under the CCAA, the Plan must be submitted to meetings of Affected Creditors of each class and each class must approve the Plan by a majority in number representing at least two thirds in value of the Voting Claims of creditors, who actually vote (in person or by proxy) at the each of the Creditors’ Meetings (the “Required Majorities”). The Creditors’ Meetings will be conducted pursuant to the Meeting Order dated February 1, 2018.

Based on discussions with key stakeholders, the Companies anticipate that there will be sufficient support from the Affected Creditors for the Plan to be approved by the Required Majorities.

No Voting by Equity Claims

The Plan provides that all shares and related equity instruments and claims of Banro (collectively, the “Equity Claims”), will be cancelled and extinguished for no consideration and without any return of capital. Holders of Equity Claims will not be entitled to attend or vote at the Creditors’ Meetings.

Sanction Motion

If the Plan is approved at the Creditors’ Meetings, Banro intends to bring a motion (the “Sanction Motion”) before the Court on March 16, 2018 at 10:00 am (Toronto time) or such later date as may be posted on the Monitor’s website, at the Court located at 330 University Avenue, Toronto, Ontario M5G 1R8. The motion will be seeking the granting of an order sanctioning the Plan under the CCAA and for ancillary relief consequent upon such sanction. Any objections to the Sanction Motion must be delivered more than seven (7) business days prior to the hearing of the Sanction Motion.

Possible Adjournment of Creditors’ Meetings and Sanction Hearing

Should a letter of intent be received in accordance with the SISP which could form the basis of a Qualified Alternative Transaction Bid (as defined in the SISP), as determined by Banro in accordance with the SISP, it is the intention to adjourn the Creditors’ Meetings to permit the SISP to continue. Notice of such adjournment, if any, will be posted on the Monitor’s website and sent to the Service List in the CCAA proceedings, which is available on the Monitor’s website. No other notice of such adjournment will be given.

Notification of Voting Process

As soon as practicable after today’s Court order, the Monitor is required to: (i) send meeting materials, including a notice of meeting, information circular and related form of proxy, to known Affected Creditors (other than beneficial holders of the 10% Secured Notes due 2020, (such notes the “Secured Notes” and such holders the “Beneficial Noteholders”)) by regular pre-paid mail, courier or email at their last known address as set out in the books and records of the Companies. The Monitor has posted a copy of the meeting materials, including the information circular, on the Monitor’s website.

Detailed instruction as to how Affected Creditors (other than Beneficial Noteholders) can vote at the applicable Creditors’ Meeting are set out in the information circular. However, generally, speaking, an Affected Creditor may attend at the applicable Creditors’ Meeting(s) in person or may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy provided to Affected Creditors, or by completing another valid form of proxy.

Special procedures apply to voting by Beneficial Noteholders. As at the date hereof, CDS Clearing and Depositary Services Inc., is the sole registered holder of the Secured Notes. All other holders of Secured Notes are Beneficial Noteholders. BENEFICIAL NOTEHOLDERS SHOULD PROMPTLY CONTACT THE BROKER, CUSTODIAN, TRUSTEE, NOMINEE OR OTHER INTERMEDIARY THROUGH WHICH THEY HOLD THEIR SECURED NOTES (EACH AN “INTERMEDIARY”) AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE VOTING PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE APPLICABLE TO OTHER AFFECTED SECURED CREDITORS. IT SHOULD BE NOTED THAT THE ONLY WAY FOR A SECURED NOTEHOLDER TO VOTE IS TO PROVIDE VOTING AND REGISTRATION INSTRUCTION INSTRUCTIONS TO HIS/HER INTERMEDIARY. NO OTHER VOTING CHANNEL WILL BE AVAILABLE AND OTHER FORM OF PROXY WILL BE USED. SECURED NOTEHOLDERS SHOULD NOT ATTEMPT TO VOTE BY COMMUNICATING WITH THE COMPANY, ITS TRANSFER AGENT OR TRUSTEE, OR MONITOR.

Any requests for assistance relating to the procedure for delivering Beneficial Noteholder Voting Instructions or Registration Instructions may be directed to Kingsdale Advisors (the Depositary and Solicitation Agent) by email, contactus@kingsdaleadvisory.com, or by calling the toll free number 1-866-229-8874.

CLAIMS PROCEDURE

This claims procedure is the next step in the Companies’ restructuring process and will assist the Companies in identifying and quantifying certain claims against the Companies in order to determine the voting and distribution rights of Affected Creditors under the Plan as well as the identification of any claims against the Applicants’ directors and officers. A copy of the Claims Procedure Order and other public information concerning the Companies’ CCAA proceedings can be found at the following website: http://cfcanada.fticonsulting.com/banro/.

Listed Creditors

The Monitor will mail (within five business days of today’s Court order) a notice of claim and claims package to each Affected Banro Unsecured Creditor, other than the Noteholders in respect of their Affected Banro Unsecured Deficiency Claims, having a claim against Banro that is to be compromised under the Plan (a “Listed Claim”) according to a schedule of claims to be provided to and maintained by the Monitor in accordance with the Claims Procedure Order (the “Claims Schedule”). The claims package will set out the nature and amount of such Listed Claim. Creditors will have until 5:00 p.m. on March 6, 2018 (Toronto time) (the “Claims Bar Date”) to file a dispute of such Listed Claim failing which Listed Creditors will be deemed to have accepted the claim as it appears on the Claims Schedule. The Claims Procedure Order also provides for an adjudication process for any claims that cannot be resolved informally by the Companies, the Affected Creditors, and the Monitor.

Director & Officer Claims

Under the Claims Procedure Order, any person who wishes to assert a claim against any of the current or former directors or officers of the Companies must file a Director/Officer Proof of Claim with the Monitor on or before 5:00 p.m. Toronto time on the Claims Bar Date (March 6, 2018). Director/Officer Proof of Claims form and additional information regarding the filing of Director/Officer Claims may be obtained from the Monitor’s website or by contacting the Monitor at the contact information below.

Only Director/Officer Proof of Claim Forms received by the Monitor on or before 5:00 pm (Toronto time) on March 6, 2018 will be considered filed by the Claims Bar Date. Director/Officer Claims (as defined in the Claim Procedure Order) that are not received by the Claims Bar Date will be barred and such claims extinguished forever.

Additional Information

A copy of the Meeting Order, Claims Procedure Order and all related CCAA materials can be found on the Monitor’s website at: http://cfcanada.fticonsulting.com/banro/

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process, the sale and investment solicitation process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to implement the restructuring or obtain advances under the interim financing due to the failure of one or more of the conditions precedent to be satisfied, or that the SISP will be unsuccessful. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.